UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b), (c)

AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Theravance, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88338T 10 4

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88338T 10 4

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
SV Associates VI, L.P. (94-3259090) (“SV Associates VI”), the sole General Partner of Sierra Ventures VI, L.P. (“Sierra Ventures VI”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
2,688,667 shares, of which 2,688,667 shares are directly owned by Sierra Ventures VI. SV Associates VI, the sole General Partner of Sierra Ventures VI, may be deemed to have sole power to vote all of these shares. SV Associates VI hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

	6.	Shared Voting Power 0

7.

Sole Dispositive Power
2,688,667 shares, of which 2,688,667 shares are directly owned by Sierra Ventures VI. SV Associates VI, the sole General Partner of Sierra Ventures VI, may be deemed to have sole power to vote all of these shares. SV Associates VI hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

	8.	Shared Dispositive Power 0

9.

Aggregate Amount Beneficially Owned by Each Reporting Person
2,688,667 shares, of which 2,688,667 shares are directly owned by Sierra Ventures VI. SV Associates VI, the sole General Partner of Sierra Ventures VI, may be deemed to have sole power to vote all of these shares. SV Associates VI hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.06%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88338T 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sierra Ventures VI, L.P. (94-3259091) (“Sierra Ventures VI”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,688,667

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,688,667

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,688,667

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.06%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer Theravance, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 901 Gateway Blvd. South San Francisco, CA 94080

Item 2.
	(a)	Name of Person Filing SV Associates VI, L.P. (“SV Associates VI”) Sierra Ventures VI, L.P. (“Sierra Ventures VI”)
	(b)	Address of Principal Business Office or, if none, Residence c/o Sierra Ventures 2884 Sand Hill Road, Suite 100 Menlo Park, CA 94025
	(c)	Citizenship SV Associates VI - California Sierra Ventures VI - California
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 88338T104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
	(b)	Percent of class:
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote
		(iii)	Sole power to dispose or to direct the disposition of
		(iv)	Shared power to dispose or to direct the disposition of

	SV Associates VI		Sierra Ventures VI
Beneficial Ownership	2,688,667	(1)	2,688,667
Percentage of Class	6.06		6.06
Sole Voting Power	2,688,667	(1)	2,688,667
Shared Voting Power	0		0
Sole Dispositive Power	2,688,667	(1)	2,688,667
Shared Dispositive Power	0		0

(1) This Schedule 13G is being filed on behalf of SV Associates VI, L.P., a California limited partnership (“SV Associates VI”), and Sierra Ventures VI, L.P. (“Sierra Ventures VI,” and together with SV Associates VI hereinafter collectively referred to as “Sierra Ventures”).  Sierra Ventures is making this single, joint filing because it may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by Sierra Ventures that such a “group” exists.

SV Associates VI is the sole General Partner of Sierra Ventures VI, and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Sierra Ventures VI.  With respect to the 2,688,667 shares reported for SV Associates VI, 2,688,667 shares are directly owned by Sierra Ventures VI.  SV Associates VI hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.  Management of the business affairs of SV Associates VI, including decisions respecting disposition and/or voting of the shares of Common Stock and the exercise of rights to acquire Common Stock, is by majority decision of the general partners of SV Associates VI.  Each individual general partner of SV Associates VI disclaims beneficial ownership of the shares of Common Stock reported herein and rights to acquire such shares, except to the extent of any pecuniary interest therein and any shares held directly in his name.

SV Associates VI holds an additional 257,875 shares as nominee.  SV Associates VI has no voting or dispositive power with respect to such shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the SV Associates VI and Sierra Ventures VI partnership agreements, the general partners and the limited partners of such entities may have the right to receive dividends or distributions from, or the proceeds from the sale of, the Common Stock of the Issuer owned by each such entity.  No such partner’s rights relate to more than five percent of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006

SV ASSOCIATES VI, L.P.

/s/ David C. Schwab
David C. Schwab

SIERRA VENTURES VI, L.P.
By: SV Associates VI, L.P.
Its: General Partner

/s/ David C. Schwab
David C. Schwab